09042627

SEC Mail Processing Section

OCT 26 2009

Washington, DC 110

n.a. 1/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5 A
## PART III

| SEC FILE NUMBER |
|---|
| 8- 25132 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road West, 3rd Floor
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 203-662-9700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 11/25

## OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MARION LANICE MILLER
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

# Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

EURO PACIFIC CAPITAL INC
88 POST ROAD W, 3rd FLOOR
WESTPORT, CT 06880

FYE 6/30/09

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PAT McDonald 203-662-9700

WORKING COPY

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 13,516

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ( 150. )

1/6/09
Date Paid

C. Assessment balance due 13,366

D. Interest computed on late payment (see instruction E) for 40 days at 20% per annum 2.192% 293

E. Total assessment balance and interest due (or overpayment carried forward) $ 13,659

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 13,659

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EURO PACIFIC CAPITAL INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 8 day of OCTOBER, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 6/30, 2009
Eliminate cents

| Item No. | | Amount |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 6,520,741 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | -0- |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | 2,247 |
| (2) Revenues from commodity transactions. | | N/A |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 772,715 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | N/A |
| (5) Net gain from securities in investment accounts. | | N/A |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | N/A |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | N/A |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PRIVATE PLACEMENTS | | 339,262 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 208 | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ Ø | |
| Enter the greater of line (i) or (ii) | | 208 |
| Total deductions | | 1,114,432 |
| 2d. SIPC Net Operating Revenues | | $ 5,406,309 |
| 2e. General Assessment @ .0025 | | $ 13,516 |

(to page 1 but not less than $150 minimum)

# EURO PACIFIC CAPITAL INC
## Transaction Report
### April - June, 2009

| Date | Type | Memo/Description | Amount | Balance |
|---|---|---|---|---|
| 3208 12B COMMISSION INCOME | | | | |
| 04/28/2009 | Deposit | 12-b | 5.00 | 5.00 |
| 04/28/2009 | Deposit | 12-b | 3.96 | 8.96 |
| 04/28/2009 | Deposit | 12-b | 1.19 | 10.15 |
| 04/28/2009 | Deposit | 12-b | 95.86 | 106.01 |
| 04/28/2009 | Deposit | 12-b | 12.13 | 118.14 |
| 04/28/2009 | Deposit | 12-b | 10.00 | 128.14 |
| 04/28/2009 | Deposit | 12-b | 80.54 | 208.68 |
| 04/28/2009 | Deposit | 12-b | 70.00 | 278.68 |
| 04/28/2009 | Deposit | 12-b | 261.48 | 540.16 |
| 04/28/2009 | Deposit | 12-b | 204.61 | 744.77 |
| 04/28/2009 | Deposit | 12-b | 226.22 | 970.99 |
| 04/28/2009 | Deposit | 12-b | 8.67 | 979.66 |
| 04/28/2009 | Deposit | 12-b | 5.13 | 984.79 |
| 04/28/2009 | Deposit | 12-b | 9.54 | 994.33 |
| 05/28/2009 | Deposit | 12-B | 14.21 | 1,008.54 |
| 05/28/2009 | Deposit | 12-B | 5.00 | 1,013.54 |
| 05/28/2009 | Deposit | 12-B | 3.96 | 1,017.50 |
| 05/28/2009 | Deposit | 12-B | 1.19 | 1,018.69 |
| 05/28/2009 | Deposit | 12-B | 639.46 | 1,658.15 |
| 05/28/2009 | Deposit | 12-B | 10.00 | 1,668.15 |
| 05/28/2009 | Deposit | 12-B | 4.30 | 1,672.45 |
| 06/26/2009 | Deposit | 12-b | 10.88 | 1,683.33 |
| 06/26/2009 | Deposit | 12/b | 80.00 | 1,763.33 |
| 06/26/2009 | Deposit | 12-b | 182.22 | 1,945.55 |
| 06/26/2009 | Deposit | 12-b | 10.00 | 1,955.55 |
| 06/26/2009 | Deposit | 12-b | 253.66 | 2,209.21 |
| 06/26/2009 | Deposit | 12-b | 4.46 | 2,213.67 |
| 06/26/2009 | Deposit | 12-b | 15.53 | 2,229.20 |
| 06/26/2009 | Deposit | 12-b | 3.75 | 2,232.95 |
| 06/26/2009 | Deposit | 12-b | 12.50 | 2,245.45 |
| 06/26/2009 | Deposit | 12-b | 1.19 | 2,246.64 |
| Total for 3208 12B COMMISSION INCOME | | | $2,246.64 | |
| TOTAL | | | $2,246.64 | |

See deposits attached for detail

Thursday, Oct 08, 2009 09:19:25 AM GMT-7 - Accrual Basis

10/08/2009

# Deposit Summary

Summary of Deposits to 1025 CASH IN BANK-BANK OF AMERICA on 04/28/2009

| Check No. | Pmt Method | Received From | Memo | Amount |
|---|---|---|---|---|
| 74070813 | Check | State of New York | Return of overpayment of taxes-Overwithheld on Peter's paycheck | 28,990.67 |
| 002307 | Check | CASEY RESEARCH | | 2,319.50 |
| 000084893 | Check | SELIGMAN | 12-b | 5.00 |
| 508745 | Check | FPA FUNDS | 12-b | 3.96 |
| 0473367 | Check | OPPENHEIMER FUNDS | 12-b | 1.19 |
| 000084353 | Check | SELIGMAN | 12-b | 95.86 |
| 0000039942 | Check | John Hancock | 12-b | 12.13 |
| 1090386 | Check | American Funds | 12-b | 10.00 |
| 000000430649 | Check | AIM INVESTMENTS | 12-b | 80.54 |
| 130082016 | Check | HARTFORD MANAGEMENT | 12-b | 70.00 |
| 130081479 | Check | HARTFORD MANAGEMENT | 12-b | 261.48 |
| 2561 | Check | ROGERS RAW MATL FUND | Rogers Raw Mat'l | 1,312.62 |
| 0277738 | Check | OPPENHEIMER FUNDS | 12-b | 204.61 |
| 0046376017 | Check | Jackson National Life Ins. | 12-b | 226.22 |
| 0535683 | Check | FIDELITY INVESTMENTS | 12-b | 8.67 |
| 560963 | Check | DREYFUS | 12-b | 5.13 |
| 50007381 | Check | SCOTIA CAPITAL | Scotia Capital | 67,366.64 |
| 36043 | Check | HARTFORD MANAGEMENT | 12-b | 9.54 |

| | |
|---|---|
| **Deposit Subtotal:** | **100,983.76** |
| **Less Cash Back:** | |
| **Deposit Total:** | **100,983.76** |

10/08/2009

# Deposit Summary

Summary of Deposits to 1025 CASH IN BANK-BANK OF AMERICA on 05/28/2009

| Check No. | Pmt Method | Received From | Memo | Amount |
|---|---|---|---|---|
| 0000040888 | Check | John Hancock | 12-B | 14.21 |
| 000085187 | Check | SELIGMAN | 12-B | 5.00 |
| 50007573 | Check | SCOTIA CAPITAL | Scotia Capital | 44,365.00 |
| 508833 | Check | FPA FUNDS | 12-B | 3.96 |
| 541835 | Check | NYSE ARCA Equities | March 2009 | 698.41 |
| 0474639 | Check | OPPENHEIMER FUNDS | 12-B | 1.19 |
| 0000679740 | Check | FRANKLIN TEMPLETON | 12-B | 639.46 |
| 1094202 | Check | American Funds | 12-B | 10.00 |
| 2603 | Check | ROGERS RAW MATL FUND | Rogers Raw-April 2009 | 1,584.93 |
| 561876 | Check | DREYFUS | 12-B | 4.30 |

**Deposit Subtotal:** **47,326.46**

**Less Cash Back:**

**Deposit Total:** **47,326.46**

10/08/2009

# Deposit Summary

Summary of Deposits to 1025 CASH IN BANK-BANK OF AMERICA on 06/26/2009

| Check No. | Pmt Method | Received From | Memo | Amount |
|---|---|---|---|---|
| 1031623 | Check | AMAZON.COM | Royalties | 940.10 |
| 0540449 | Check | FIDELITY INVESTMENTS | 12-b | 10.88 |
| 327894 | Check | American Funds | 12/b | 80.00 |
| 0011963080 | Check | ING Annuity | 12-b | 182.22 |
| 1097925 | Check | American Funds | 12-b | 10.00 |
| 0046481101 | Check | Jackson National Life Ins. | 12-b | 253.66 |
| 562780 | Check | DREYFUS | 12-b | 4.46 |
| 50007699 | Check | SCOTIA CAPITAL | Scotia Capital-May commission | 61,413.40 |
| 0000041621 | Check | John Hancock Ins | 12-b | 15.53 |
| 508906 | Check | FPA FUNDS | 12-b | 3.75 |
| 6374 | Check | Foreside Funds Services | Foreside Funds-Commission | 65.89 |
| 40373292 | Check | American Funds | 12-b | 12.50 |
| 4499 | Check | Chardan Capital Markets | Chardan Capital-Comm | 282,349.27 |
| 0475878 | Check | OPPENHEIMER FUNDS | 12-b | 1.19 |
| 1648 | Check | ROGERS RAW MATL FUND | Rogers Raw-comm | 1,635.32 |

| | |
|---|---|
| **Deposit Subtotal:** | **346,978.17** |
| **Less Cash Back:** | |
| **Deposit Total:** | **346,978.17** |

# EURO PACIFIC CAPITAL INC
## Transaction Report
### April - June, 2009

| Date | Type | Memo/Description | Amount | Balance |
|---|---|---|---|---|
| 3207 Private Placement Commission | | | | |
| 04/30/2009 | General Journal | ACCRUE PRIVATE PLACEMENT INCOME EARNED IN APRIL 2009 | 52,412.73 | 52,412.73 |
| 05/01/2009 | General Journal | REV ACCRUED PRIVATE PLACEMENT INCOME EARNED IN APRIL 2009 | -52,412.73 | 0.00 |
| 05/13/2009 | Deposit | Mission Energy | 52,412.73 | 52,412.73 |
| 06/26/2009 | Deposit | Chardan Capital-Comm | 282,349.27 | 334,762.00 |
| 06/30/2009 | General Journal | REC MISC OUTSIDE COMM FOR JUNE-SCOTIA, ETC – Lahde Capital Mgmt | 4,500.00 | 339,262.00 |
| Total for 3207 Private Placement Commission | | | $339,262.00 | |
| TOTAL | | | $339,262.00 | |

Thursday, Oct 08, 2009 09:22:17 AM GMT-7 - Accrual Basis

# EURO PACIFIC CAPITAL INC
## Transaction Report
### April - June, 2009

| Date | Name | Memo/Description | Amount | Balance |
|---|---|---|---|---|
| 5232 CLEARING CHARGES | | | | |
| 04/30/2009 | | REC APRIL 2009 COMM EARNED | 213,785.90 | 213,785.90 |
| 05/01/2009 | FINRA - #3635 | Trace Fees - April | 49.05 | 213,834.95 |
| 05/31/2009 | FINRA - #3635 | Trace Fees - April | 61.85 | 213,896.80 |
| 05/31/2009 | | REC MAY 2009 COMM EARNED | 257,038.82 | 470,935.62 |
| 06/26/2009 | | REC JUNE 2009 COMM EARNED | 301,739.00 | 772,674.62 |
| 06/30/2009 | FINRA - #3635 | Trace Fees -June | 40.83 | 772,715.45 |
| Total for 5232 CLEARING CHARGES | | | $772,715.45 | |
| TOTAL | | | $772,715.45 | |

Thursday, Oct 08, 2009 09:23:33 AM GMT-7 - Accrual Basis